Exhibit (a)(5)(A)

CIM Commercial Trust Announces Tender Offer to Purchase up to $210 Million of Common Stock

DALLAS - - CIM Commercial Trust Corporation (NASDAQ:CMCT), a real estate investment trust (REIT) that principally invests, owns, and operates Class A and creative office investments in vibrant and improving urban communities throughout the U.S., announced today that is commencing a cash tender offer (the “Tender Offer”) to purchase up to 10,000,000 shares of its common stock at a price of $21.00 per share.  CIM Commercial Trust Executive Officers and Board Members do not plan to participate in the offering.

The Company expects to fund the purchase of shares in the Tender Offer from available cash and/or borrowings under its unsecured credit facility.

The Tender Offer will expire at 11:59 P.M., New York City time, on June 13, 2016, unless extended by the Company.  Tenders of shares must be made on or prior to the expiration of the Tender Offer and may be withdrawn at any time prior to the expiration of the Tender Offer, in each case, in accordance with the procedures described in the Tender Offer materials.  The Tender Offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to certain other conditions as described in the Offer to Purchase. If more than 10,000,000 shares are properly tendered and not properly withdrawn, the Company will purchase shares from all tendering shareholders on a pro rata basis as specified in the Offer to Purchase.

Specific instructions and a complete explanation of the terms and conditions of the Tender Offer will be contained in the Offer to Purchase, which, together with the Letter of Transmittal and related Tender Offer materials, are available to all shareholders through our web site at www.cimcommercial.com or by calling D.F. King & Co., Inc., the Information Agent for the tender offer, at (866) 406-2283 (Toll Free). Questions and requests for assistance by shareholders may be directed to D.F. King & Co., Inc. at the number above.

American Stock Transfer and Trust Company will serve as the depositary for the Tender Offer.

The Company’s board of directors has approved the Tender Offer. However, none of the Company or its board of directors, the depositary in connection with the Tender Offer, is making any recommendation to shareholders as to whether to tender or refrain from tendering shares in the Tender Offer. The Company cannot predict how its stock will trade after expiration of the Tender Offer and shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Shareholders should carefully evaluate all information in the Offer to Purchase and the related Letter of Transmittal, should consult with their own financial and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender.

This press release does not constitute an offer to purchase the shares.  The Offer is made solely pursuant to the Offer to Purchase and Letter of Transmittal.  The Tender Offer is not being made to shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

ABOUT CIM COMMERCIAL TRUST CORPORATION

CIM Commercial Trust Corporation is a real estate investment trust (REIT) that principally invests, owns, and operates Class A and creative office investments located in vibrant and improving urban communities throughout the U.S. Properties are primarily located in Los Angeles, the San Francisco Bay Area, Sacramento, and Washington, D.C. CIM Investment Advisors, LLC, the manager of CIM Commercial Trust, is comprised of a seasoned team of real estate investment professionals with extensive expertise in acquisitions, investments, development, finance, leasing, asset management, as well as in-house research capabilities. In addition, CIM Commercial Trust continues to deploy a portion of its capital to its real estate lending platform through its wholly owned subsidiary (d/b/a PMC Commercial Trust) that originates and services loans under the U.S. Small Business Administration 7(a) Guaranteed Loan Program as well as through other lending programs. www.cimcommercial.com

FORWARD-LOOKING STATEMENTS

The information set forth herein contains “forward-looking statements.” You can identify these statements by the fact that they do not relate strictly to historical or current facts or discuss the business and affairs of CIM Commercial Trust Corporation on a prospective basis. Further, statements that include words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” “pursue,” or “should” or the negative or other words or expressions of similar meaning, may identify forward-looking statements.

CIM Commercial Trust bases these forward-looking statements on particular assumptions that it has made in light of its experience, as well as its perception of expected future developments and other factors that it believes are appropriate under the circumstances. The forward-looking statements are necessarily estimates reflecting the judgment of CIM Commercial Trust and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including those set forth in CIM Commercial Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

As you read and consider the information herein, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date hereof. These forward-looking statements involve risks, uncertainties and assumptions. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained herein will in fact transpire. New factors emerge from time to time, and it is not possible for CIM Commercial Trust to predict all of them. Nor can CIM Commercial Trust assess the impact of each such factor or the extent to which any factor, or combination of factors may cause results to differ materially from those contained in any forward-looking statement. CIM Commercial Trust undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

For CIM Commercial Trust Corporation
Media Relations:
Bill Mendel, 212-397-1030
bill@mendelcommunications.com

Or
Investor Relations:
Steve Altebrando, 646-652-8473
investors@cimcommercial.com